SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 21)*

Golden Queen Mining Co. Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

Landon T. Clay

Thomas M. Clay

Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009

c/o East Hill Management Company, LLC

70 Main Street, Suite 300

Peterborough, NH 03458

(603) 371-9032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

_________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 38115J100	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,077,796 shares of Common Stock
	8	SHARED VOTING POWER 10,768,519 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 17,077,796 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 10,768,519 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 27,848,666 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 38115J100	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSON Thomas M. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,805,680 shares of Common Stock
	8	SHARED VOTING POWER 8,317,250 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,805,680 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 8,317,250 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,122,930 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 38115J100	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay 2009 Irrevocable Trust u/a March 6, 2009
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,967,000 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 5,967,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,967,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 38115J100	Page 5 of 11 Pages

This Amendment No. 21 to Schedule 13D (the “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in the Schedule 13D originally filed on June 2, 2006 by Landon T. Clay, as amended by a Schedule 13D/A filed on February 2, 2010 by Landon T. Clay and Thomas M. Clay, as amended by a Schedule 13D/A filed on April 16, 2010, as amended by a Schedule 13D/A filed on June 16, 2010, as amended by a Schedule 13D/A filed on February 10, 2011, as amended by a Schedule 13D/A filed on April 12, 2011, as amended by a Schedule 13D/A filed on October 14, 2011, as amended by a Schedule 13D/A filed on February 9, 2012, as amended by a Schedule 13D/A filed on April 25, 2012, as amended by a Schedule 13D/A filed on July 16, 2012, as amended by a Schedule 13D/A filed on October 26, 2012, as amended by a Schedule 13D/A filed on February 21, 2013, as amended by a Schedule 13D/A filed on March 27, 2013, as amended by a Schedule 13D/A filed on May 2, 2013, as amended by a Schedule 13D/A filed on July 30, 2013, as amended by a Schedule 13D/A filed on July 31, 2013, as amended by a Schedule 13D/A filed on December 10, 2013, as amended by Schedule 13D/A filed on March 26, 2014, as amended by a Schedule 13D/A on June 18, 2014, as amended by a Schedule 13D/A on July 25, 2014, and as amended by a Schedule 13D/A on January 15, 2015 (the “Schedule 13D”). This Amendment is being filed to update the beneficial holdings of each of the undersigned following the issuance of certain warrants by Golden Queen Mining Co. LTD. (the “Company” or “Golden Queen”) on June 8, 2015 and the retirement at maturity on July 24, 2015 of the convertible debenture (the “Debenture”) issued by the Company in the original principal amount of $7,500,000 CAD, and to reflect certain other changes in the facts set forth in the Schedule 13D. Landon T. Clay, Thomas M. Clay, and the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009 (the “LTC 2009 Trust”) are hereinafter referred to as the “Reporting Persons”.

Item 1. Security and Issuer.

This Amendment relates to the common stock of Golden Queen (the “Common Stock”), a corporation organized under the laws of British Columbia, Canada. The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

Item 2. IdentiTy and Background.

There have been no material changes to the information previously reported in the Schedule 13D with respect to the Reporting Persons.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 6 of 11 Pages

Item 3. Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” is hereby amended by replacing the first sentence thereof with the following paragraph:

“The Reporting Persons acquired the shares of Common Stock by purchase through their personal assets or by gift, except that, as described in Item 4 below, the warrants held by the LTC 2009 Trust and the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009 (the “CF 2009 Trust” and, together with the LTC 2009 Trust, the “2009 Trusts”) were acquired pursuant to the Amended and Restated Term Loan Agreement, dated June 8, 2015, by and among the Company, the LTC 2009 Trust, EHT, LLC, Harris Clay and the CF 2009 Trust (the “Amended and Restated Term Loan Agreement”). Thomas M. Clay is a trustee of each of the 2009 Trusts. Landon T. Clay is the donor of each of the 2009 Trusts and has the right to substitute property of equivalent value for shares of Common Stock held by each of the 2009 Trusts.”

“Item 3. Source and Amount of Funds or Other Consideration” is hereby amended by replacing the fifth paragraph thereof with the following paragraph:

“Arctic Coast

Landon T. Clay owned 50% of the outstanding shares of Arctic Coast Petroleums, Ltd., a corporation organized under the laws of Alberta, Canada (“Arctic Coast”). Arctic Coast owns an aggregate of 807,250 shares of Common Stock. On October 22, 2009, Landon T. Clay transferred his ownership in Arctic Coast to the CF 2009 Trust. The transfer was made as a gift to the CF 2009 Trust without payment or receipt of any consideration by Landon T. Clay or the CF 2009 Trust. Thomas M. Clay and Harris Clay are the trustees of the CF 2009 Trust, and Landon T. Clay is the donor of the CF 2009 Trust and has the right to substitute property of equivalent value for shares of Common Stock held by the CF 2009 Trust. Thomas M. Clay is a director of Arctic Coast.

“Item 3. Source and Amount of Funds or Other Consideration” is hereby further amended by replacing, in each occurrence, “the 2009 Irrevocable Trust” with “the LTC 2009 Trust”.

“Item 3. Source and Amount of Funds or Other Consideration” is hereby further amended by adding the following paragraph after the last paragraph thereof:

“Warrants

As described in Item 4 below, on June 8, 2015, pursuant to the Amended and Restated Term Loan Agreement, the LTC 2009 Trust and the CF 2009 Trust acquired warrants to purchase up to 5,967,000 and 1,533,000 shares of Common Stock, respectively (the “Warrants”). Thomas M. Clay is a trustee of each of the 2009 Trusts. Landon T. Clay is the donor of each of the 2009 Trusts and has the right to substitute property of equivalent value for shares of Common Stock held by each of the 2009 Trusts.”

SCHEDULE 13D

CUSIP NO. 38115J100	Page 7 of 11 Pages

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction” is hereby amended by adding the following paragraphs after the last paragraph thereof:

“On September 15, 2014, the transactions contemplated by the Transaction Agreement were consummated, and, as a result, the Voting Agreement terminated.

On June 8, 2015, pursuant to the Amended and Restated Term Loan Agreement, the Company issued the Warrants for a purchase price of $0.95 USD per share, subject to certain adjustments. The Warrants are exercisable beginning December 8, 2015. The Warrants expire on June 8, 2020. Thomas M. Clay is a trustee of each of the 2009 Trusts. Landon T. Clay is the donor of each of the 2009 Trusts and has the right to substitute property of equivalent value for shares of Common Stock held by each of the 2009 Trusts.”

Item 5. Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a)          According to information provided by the Company, 99,928,683 shares of Common Stock were outstanding as of July 24, 2015.

Landon T. Clay is the father of Thomas M. Clay.

Landon T. Clay may be deemed to beneficially own an aggregate of 27,848,666 shares of Common Stock, which constitutes 25.9% of such class of securities. This total includes (i) 26,114 shares of Common Stock held by LTC Corp., (ii) 4,663 shares of Common Stock held in an individual retirement account, (iii) 807,250 shares of Common Stock held by Arctic Coast, (iv) 2,351 shares of Common Stock held by Landon T. Clay’s spouse, Lavinia D. Clay, (v) 10,000 shares of Common Stock held by Winter Place Associates, (vi) an aggregate of 2,451,269 shares of Common Stock held by various charitable annuity lead trusts of which Landon T. Clay is the donor (collectively, the “Charitable Annuity Lead Trusts”), (viii) 17,047,019 shares of Common Stock directly owned by Landon T. Clay, (ix) 1,533,000 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust and (x) 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust. Harris Clay, Landon T. Clay’s brother, is the trustee of each of the Charitable Annuity Lead Trusts and each of Landon Clay’s four sons, including Thomas M. Clay, have a remainder beneficial interest in the Charitable Annuity Lead Trusts. East Hill Management Company, LLC, of which Landon T. Clay is a principal, provides investment advisory services to the Charitable Annuity Lead Trusts. Landon T. Clay disclaims beneficial ownership of the shares of Common Stock held by his spouse, Lavinia D. Clay, the shares of Common Stock held by Arctic Coast, and the shares of Common Stock held by the Charitable Annuity Lead Trusts. Landon T. Clay also disclaims beneficial ownership of the shares of Common Stock held by Winter Place Associates except to the extent of his proportionate pecuniary interest therein.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 8 of 11 Pages

Thomas M. Clay may be deemed to beneficially own an aggregate of 10,122,930 shares of Common Stock, which constitutes 9.4% of such class of securities. This total includes (i) 1,805,680 shares of Common Stock held directly by Thomas. M. Clay, (ii) 807,250 shares of Common Stock held by Arctic Coast, (iii) 10,000 shares of Common Stock held by Winter Place Associates, (iv) 1,533,000 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust and (v) 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust. Thomas M. Clay disclaims beneficial ownership of the shares of Common Stock held by Winter Place Associates except to the extent of his proportionate pecuniary interest therein.

The LTC 2009 Trust beneficially owns an aggregate of 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust.

(b)          Landon T. Clay has sole voting and dispositive power of 17,077,796 shares of Common Stock. Thomas M. Clay has sole voting and dispositive power of 1,805,680 shares of Common Stock. The LTC 2009 Trust has sole voting and dispositive power of 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust. Landon T. Clay may be deemed to share voting and dispositive power over 10,768,519 shares of Common Stock which consists of (i) 807,250 shares of Common Stock held by Arctic Coast, (ii) 2,451,269 shares of Common Stock held by the Charitable Annuity Lead Trusts, (iii) 10,000 shares of Common Stock held by Winter Place Associates, (iv) 1,533,000 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust and (v) 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust. Thomas M. Clay may be deemed to share voting and dispositive power over 8,317,250 shares of Common Stock which consists of (i) 807,250 shares of Common Stock held by Arctic Coast, (ii) 10,000 shares of Common Stock held by Winter Place Associates, (iii) 1,533,000 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust and (iv) 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust.

(c)          On July 24, 2015, the Debenture was retired at maturity. Before retirement of the Debenture, $5,767,602 CAD of the Debenture was held by the Landon T. Clay 2013-4 Annuity Trust u/a dated June 17, 2013 (the “2013-4 Annuity Trust”), of which Thomas M. Clay is the sole trustee, and was convertible into 5,599,613 shares of Common Stock, and $1,732,398 CAD of the Debenture was held by Landon T. Clay and was convertible into 1,681,940 shares of Common Stock. After retirement of the Debenture, Landon T. Clay and the 2013-4 Annuity Trust no longer have the right to receive shares of Common Stock upon conversion of the Debenture. The retirement of the Debenture did not involve a purchase or sale of securities of the Company.

As described in Item 4 above, the Warrants were issued to the 2009 Trusts. Thomas M. Clay is a trustee of each of the 2009 Trusts. Landon T. Clay is the donor of each of the 2009 Trusts and has the right to substitute property of equivalent value for shares of Common Stock held by each of the 2009 Trusts.

(d)          Inapplicable.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 9 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

“Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.” is hereby amended and restated as follows:

Effective as of December 31, 2014, the Reporting Persons entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Golden Queen, Harris Clay and the Clay Family Holders (as such are defined in the Registration Rights Agreement). Pursuant to the Registration Rights Agreement, the Reporting Persons can require Golden Queen, subject to the terms and conditions of the Registration Rights Agreement, to register under the Securities Act securities of Golden Queen beneficially owned by the Reporting Persons as of December 31, 2014 or acquired thereafter and prior to July 1, 2015. The Registration Rights Agreement was amended and restated on June 8, 2015 (the “Amended and Restated Registration Rights Agreement”) to reflect the transactions contemplated by the Amended and Restated Term Loan Agreement, under which the Company is borrower, including by the addition of two new lenders party to the Amended and Restated Term Loan Agreement as parties holding registration rights under the Amended and Restated Registration Rights Agreement. One such new lender is the CF 2009 Trust. Thomas M. Clay is a trustee of the CF 2009 Trust. Landon T. Clay is the donor of the CF 2009 Trust and has the right to substitute property of equivalent value for shares of Common Stock held by the CF 2009 Trust. The Amended and Restated Registration Rights Agreement did not change the rights provided under the Registration Rights Agreement.

Other than as described above and in Item 4, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company among the Reporting Persons or between the Reporting Persons and any other person

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint filing agreement, dated as of February 12, 2010, by and between Landon T. Clay and Thomas M. Clay.*

Exhibit 2	Joint filing agreement, dated as of April 24, 2012, by and between Landon T. Clay, Thomas M. Clay and the Landon T. Clay 2009 Irrevocable Trust.**

Exhibit 3	Transaction Agreement, dated June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 4	Voting and Support Agreement, dated as of June 8, 2014.***

Exhibit 5	Standby Purchase Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

SCHEDULE 13D

CUSIP NO. 38115J100	Page 10 of 11 Pages

Exhibit 6:	Registration Rights Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 7:	Amended and Restated Registration Rights Agreement, dated as of June 8, 2015 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 8:	Form of Share Purchase Warrants of Golden Queen Mining Co. Ltd., dated as of June 8, 2015 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

__________

*Included as an exhibit to the Schedule 13D/A filed on February 2, 2010.

**Included as an exhibit to the Schedule 13D/A filed on April 25, 2012.

***Included as an exhibit to the Schedule 13D/A filed on June 18, 2014.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 2015	LANDON T. CLAY

	By:	/s/ Landon T. Clay
Landon T. Clay

August 13, 2015	THOMAS M. CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay

August 13, 2015	LANDON T. CLAY 2009 IRREVOCABLE TRUST U/A DATED MARCH 6, 2009

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Trustee